

15049688

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 3 2015

Washington DC
404

SEC FILE NUMBER
8- *43085*

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____01/01/14____ AND ENDING ____12/31/14____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Investment Company, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 Harrodsburg Road, Suite B375
(No. and Street)

Lexington   KY   40504
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley Kerrick, President   859-224-7073
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blue & Co., LLC
(Name – if individual, state last, first, middle name)

250 West Main Street, Suite 2900   Lexington   KY   40507
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

+W
3/17

OATH OR AFFIRMATION

I, __Stanley Kerrick__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lexington Investment Company, Inc.__ , as of __December 31__ , 20 __14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__President__

Title

_____
Notary Public

My commission expires
August 18, 2017
Notary ID 493853

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC.
Lexington, Kentucky

———

FINANCIAL STATEMENTS
December 31, 2014

CONTENTS



CPAS / ADVISORS

Blue & Co., LLC / 250 West Main Street, Suite 2900 / Lexington, KY 40507
main 859.253.1100   fax 859.253.1384   email blue@blueandco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholders of Lexington Investment Company:

We have audited the accompanying financial statements of Lexington Investment Company, Inc., (a Kentucky corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Lexington Investment Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lexington Investment Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules A and B has been subjected to audit procedures performed in conjunction with the audit of Lexington Investment Company's financial statements. The supplemental information is the responsibility of Lexington Investment Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Blue & Co., LLC

Lexington, Kentucky
February 28, 2015

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	368,186
Deposits with clearing organization and others		106,031
Receivables from clearing organization and other broker-dealers		97,469
Receivable from employee		10,350
Prepaid expenses		27,369
Furniture and equipment (net of accumulated depreciation of $49,460)		3,756
Deferred tax asset, net		70
TOTAL ASSETS	$	613,231

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payables and accrued expenses	$	42,387
Commissions payable		142,602
Income taxes payable		12,108
Total liabilities		197,097

Stockholders' equity

Common stock, no par value, 1,000 shares authorized, 799 shares issued and outstanding	180,000
Retained earnings	236,134
Total stockholders' equity	416,134

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	613,231

LEXINGTON INVESTMENT COMPANY, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES

Commissions	$ 1,635,490
Net dealer inventory and investment	288,015
Interest and dividends	6,731
Management and investment advisory income	67,863
Total revenues	1,998,099

EXPENSES

Employee compensation and benefits	1,569,878
Clearing fees	127,828
Communications and data processing	35,580
Penalty	50,000
Occupancy costs	81,065
Other operating expenses	130,047
Total expenses	1,994,398
NET INCOME BEFORE INCOME TAXES	3,701
Provision for income taxes	26,571
NET INCOME (LOSS)	$ (22,870)

LEXINGTON INVESTMENT COMPANY, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance, January 1, 2014	799	$ 180,000	$ 274,984	$ 454,984
Net income (loss)	-	-	(22,870)	(22,870)
Dividends	-	-	(15,980)	(15,980)
Balance, December 31, 2014	799	$ 180,000	$ 236,134	$ 416,134

See accompanying
notes to the financial statements.

-4-

LEXINGTON INVESTMENT COMPANY, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ (22,870)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation	2,083
Provision for deferred income taxes	11,008
(Increase) decrease in:	
Deposits with clearing organization	(1,284)
Accounts receivable	(8,133)
Prepaid expenses	(1,909)
Increase (Decrease) in:	
Accounts payable and accrued expenses	9,082
Commissions payable	12,974
Income taxes payable	7,391
Net cash provided by operating activities	8,342

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends paid to stockholders	(15,980)
Net cash (used in) financing activities	(15,980)

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,638)
Cash and cash equivalents, beginning of year	375,824
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 368,186

Supplemental disclosures of cash flow information

Cash paid for income taxes	$ 4,717

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Organization

Lexington Investment Company, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19,1990.

Customer Funds

Lexington Investment Company, Inc., has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. In addition, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully-disclosed basis.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment are recorded at historical cost and depreciated using the straight-line method over the estimated useful lives of the respective assets which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When furniture and equipment are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense for the year ended December 31, 2014, totaled $2,083.

Deposits with Clearing Organization and Others

Deposits with clearing organizations consist of cash, cash equivalents and other short-term securities.

Recognition of Revenue

The Company's primary source of revenue is commissions generated by effecting trades for its customers most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax consequences of those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that necessitates an increase or decrease. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and any penalties as operating expenses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of this statement, short-term investments which have an original maturity of three months or less when purchased are considered cash equivalents.

Managements' Review of Subsequent Events

The Company has evaluated and considered the need to recognize or disclose subsequent events through February 28, 2015 which represents the date that these financial statements were available to be issued. Subsequent events past this date, as they pertain to the year ended December 31, 2014, have not been evaluated by the Company.

2. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with banks, other financial institutions and other broker-dealers. In the event one of these parties does not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the other party to the transaction.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. During the year, the balances at these financial institutions may exceed the FDIC insured limits.

3. ACCOUNTS AND NOTES RECEIVABLE

Receivables from clearing organization and other broker-dealers represent the amounts due from Lexington Investment Company, Inc.' s, clearing broker as well as other broker-dealers principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with these broker-dealers. No reserve for uncollectible receivables has been provided as management considers all receivables to be collectible in the ordinary course of business.

Receivable from employee consists of an amount due under an unsecured note receivable, with accrued interest, was $10,350 as of December 31, 2014. The note matures December 2015.

4. FURNITURE AND EQUIPMENT

As of December 31, 2014, furniture and equipment consisted of the following:

Furniture and fixtures	$	9,931
Office equipment		43,285
Total furniture and equipment		53,216
Less: accumulated depreciation		(49,460)
Net furniture and equipment	$	3,756

5. OPERATING LEASE

The Company leases office space under a lease agreement which requires monthly rental payments of $6,655. The lease agreement expired in 2013 and became a month to month lease arrangement between the Company and its landlords. Total occupancy expense for the Company's business premises amounted to $81,065 for the year ended December 31, 2014.

6. SERVICE PURCHASE COMMITMENT

In September 2012, the Company entered into an agreement with a third party to purchase cloud computing services for a monthly fee of $1,067. Additional charges for data usage over specified limits apply. The agreement cannot be terminated within the first 36 months from the initial date of the contract. Total expenses related to this arrangement for 2014 were $12,804.

The following is a schedule by year of the Company's minimum commitment under this agreement:

2015	$	9,603

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 1 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital totaled $348,030 which is $248,030 above its required net capital of $100,000. The net capital ratio at December 31, 2014, was .57 to 1.

8. INDEMNIFICATIONS

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including sub-custodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement; therefore, no contingent liability has been recognized in the accompanying financial statements.

9. PROVISION FOR INCOME TAXES

Lexington Investment Company, Inc. is taxed as a corporation. The amount provided for income taxes is based on income reported for financial statement purposes adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one accounting period and for tax purposes in another accounting period.

These temporary timing differences relate to the recognition of depreciation expense for income tax and financial statement purposes and to contributions and capital losses from sales of marketable securities that are not allowed for income tax purposes in the current year that carry forward to reduce future taxable income.

Income tax expense pertaining to continuing operations for 2014, consists of the following:

Current expense (benefit):	
Federal	$ 10,777
State and local	4,786
	15,563
Deferred	11,008
Total provision for income tax	$ 26,571

Net deferred tax asset as of December 31, 2014, consists of the following:

Deferred tax asset:	
Capital loss carryforward	$ 11,473
Contributions carryforward	1,497
Gross deferred tax assets	12,970
Deferred tax liabilities:	
Depreciation	(1,427)
Valuation allowance	(11,473)
Gross deferred tax liabilities	(12,900)
Deferred tax asset, net	$ 70

9. PROVISION FOR INCOME TAXES (CONTINUED)

A valuation allowance is provided for the excess of the deferred tax asset over the deferred tax liability related to the capital loss carry forward, since it is uncertain if the tax benefits will ever be realized. The valuation allowance related to deferred tax assets increased by $11,473 in 2014.

The total income tax provision differs from the amount that would be obtained by applying the federal statutory rate of 35% to income from continuing operations before income taxes, as follows:

Expected income tax expense	$ 1,295
State and local income taxes	148
Non-deductible expenses	5,826
Penalty	17,500
Graduated rates	(9,671)
Change in valuation allowance	11,473
Total provision for income tax	$ 26,571

As of December 31, 2014, there are no identified uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and the state of Kentucky. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2011. With respect to the state of Kentucky, the Company is no longer subject to income tax audits for years before 2010.

At December 31, 2014, the Company has a capital loss carryforward totaling $30,729, of which $7,831 expires in 2015, with the balance of $22,898 expiring in 2019. These losses may offset against future capital gains should capital gains be realized before the expiration of the losses. Also at December 31, 2014, the Company has contributions carryforward totaling $4,376 that may be offset against future taxable income through 2019.

10. STOCK REPURCHASE AGREEMENT

Lexington Investment Company Inc., has entered into a repurchase agreement with its stockholders under which Lexington Investment Company, Inc., has the right and option to repurchase a stockholder's outstanding shares in the event of the death, total disability, termination or withdrawal (referred to collectively as the redemption event) of the stockholder. In the event Lexington Investment Company, Inc., chooses to exercise its option to repurchase outstanding shares from a stockholder, the purchase price of the redeemed shares is based on the total stockholders' equity of Lexington Investment Company, Inc., as of the valuation date, less the aggregate amount of any and all dividends or other distributions declared between the valuation date and the date of closing, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

11. REGULATORY EXAM

In November 2011 and 2012, the Financial Industry Regulatory Authority, Inc. (FINRA), conducted routine examinations of Lexington Investment Company, Inc.'s, compliance with FINRA and Securities and Exchange Commission (SEC) regulations governing securities brokers and dealers. FINRA identified instances of non-compliance and Lexington Investment Company, Inc., responded in January and in December 2012, respectively, providing corrective actions for each instance. In 2014, FINRA assessed Lexington Investment Company, Inc. with a penalty of $50,000 as a result of these issues of non-compliance.

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

NET CAPITAL

Total stockholders' equity		$ 416,134
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		416,134

Deductions and/ or charges:

Cash on deposit at CRD	$ (2,559)	
Nonallowable accounts receivable	(24,000)	
Advances to employee	(10,350)	
Prepaid expense	(27,369)	
Furniture and equipment, net	(3,756)	
Deferred tax asset, net	(70)	
		(68,104)
Net capital before haircuts on securities positions		348,030
Haircuts on securities		-

NET CAPITAL		$ 348,030

Aggregate indebtness:

Payables and accrued expenses	42,387	
Commissions payable	142,602	
Income taxes payable	12,108	
Total aggregate indebtness		$ 197,097

Computation of basic net capital requirements

$197,097 divided by 15 or $100,000 minimum		$ 100,000
Excess net capital		$ 248,030
Ratio: aggregate indebtness to net capital		.57 to 1

Reconciliation with Company's computation:

Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 366,000
Effect of year-end adjustments on accounts included in net capital calculation		(17,970)
NET CAPITAL PER ABOVE		$ 348,030

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE B
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Lexington Investment Company, Inc. had no notes payable collateralized by securities or secured customer receivables at any point throughout the year ended December 31, 2014. Therefore, a computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission is not applicable.



Blue & Co., LLC / 250 West Main Street, Suite 2900 / Lexington, KY 40507
main 859.253.1100   fax 859.253.1384   email blue@blueandco.com

CPAS / ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Lexington Investment Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lexington Investment Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lexington Investment Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2(i) and 2(ii)) (the "exemption provisions") and (2) Lexington Investment Company stated that Lexington Investment Company met the identified exemption provisions throughout the most recent fiscal year without exception. Lexington Investment Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lexington Investment Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2(i) and 2(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Blue & Co., LLC

Lexington, Kentucky

February 28, 2015

LEXINGTON INVESTMENT COMPANY, INC.

INVESTMENT BROKERS

February 26, 2015

2365 Harrodsburg Road
Lexington, Kentucky 40504

EXEMPTION REPORT

Lexington Investment Company, Inc.'s Assertions

We confirm, to the best of our knowledge and belief, that:

Lexington Investment Company claims and met the exemption from Rule 15c3-3 under paragraph (k)2(i) and 2(ii) as of and throughout the year for the year ended December 31, 2014.

Sincerely,

[signature]

Stan Kerrick
President



CPAS / ADVISORS

Blue & Co., LLC / 250 West Main Street, Suite 2900 / Lexington, KY 40507
main 859.253.1100   fax 859.253.1384   email blue@blueandco.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Lexington Investment Company Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Blue & Co., LLC

Lexington, Kentucky
February 28, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
18*18*********2449*********************MIXED AADC 220
043085   FINRA   DEC
LEXINGTON INVESTMENT COMPANY INC
2365 HARRODSBURG RD STE B375
LEXINGTON KY 40504-3340
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stan Kerrick (859) 224-7673

2. A. General Assessment (item 2e from page 2) $ *1533*

   B. Less payment made with SIPC-6 filed (exclude interest) (*0*)

   _____ Date Paid

   C. Less prior overpayment applied (*2508*)

   D. Assessment balance due or (overpayment) *(974)*

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum *0*

   F. Total assessment balance and interest due (or overpayment carried forward) $ *(974)*

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ *0*

   H. Overpayment carried forward $(*974*)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lexington Investment Co. Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the *26th* day of *February*, 20 *15*.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _1998099_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _1256651_

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _127828_

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   _227_

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   _1384706_

2d. SIPC Net Operating Revenues $_613393_

2e. General Assessment @ .0025 $_1533_

(to page 1, line 2.A.)

2